UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                         XRG, INC.
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)


                          98382P106
                       (CUSIP Number)


                       Olga Filippova
                 730 FIFTH AVENUE, 9TH FLOOR
                     NEW YORK, NY 10019
                        212-659-7790
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)



                       April 29, 2004
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 98382P106

1.   Name of Reporting Person

     Barron Partners LP

     I.R.S. Identification No. of Above Person

     431981699

2.   Check the Appropriate Box if a Member of a Group  (a)
[ ]

     (a)  [    ]
     (b)  [ x ]

3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)

     [    ]

6.   Citizenship or Place of Organization

     Delaware

Number of           7.   Sole Voting Power
Shares Beneficially Owned               216,666,666 shares
of Common Stock
By Each                  8.   Shared Voting Power
Reporting                          0
Person With              9.   Sole Dispositive Power
                              216,666,666 shares of Common
Stock
                    10.  Shared Dispositive Power
                              0
                    11.  Aggregate Amount Beneficially Owned
                         by Each Reporting Person
                              216,666,666 shares of Common
Stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

     [    ]

13.  Percent of Class Represented by Amount in Row (11)

     77.7% of the Common Stock of the Issuer

14.  Type of Reporting Person

     PN

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $0.001 per share, (the "Common Stock") of XRG, INC., a Delaware corporation (the "Issuer") having its principal executive offices at 5301 Cypress Street, Suite 111, Florida 33607

ITEM 2.   IDENTITY AND BACKGROUND.

This Statement is filed by Barron Partners LP, a Delaware
Limited Partnership (the "Reporting Person"), whose business address is 730 Fifth Avenue, 9th Floor, New York, NY 10019.

The Reporting Person is principally engaged in making investments.

The General Partner of the Reporting Person is Barron
Capital Advisors LLC, a Delaware Limited Liability Company,
(the "General Partner"). Andrew Barron Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 29, 2004, the Issuer completed the last acquisition which utilized funds provided by the Reporting Person pursuant to a Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, the Reporting Person agreed to purchase 108,333,333 shares of the Issuer's Common Stock and 108,333,333 Warrants for the purchase of the Issuer's Common Stock for an aggregate consideration of U.S. $3,250,000.
The closing of the Stock Purchase Agreement coincides with consummation of the last acquisition. The sale of the Issuer's securities to the Reporting Person was exempt from registration pursuant to Rule 506 of Regulation D and
Section 4(2) of the Securities Act of 1933, as amended. The Reporting Person delivered the cash consideration from its working capital.


ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Person acquired its interest in the Issuer solely for investment purposes.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

As of May 10, the Reporting Person is the beneficial owner of 216,666,666 shares of the Common Stock of the Issuer (of which 108,333,333 shares are evidenced by Warrants to acquire the Issuer's Common Stock) which constitute approximately 77.7% of the adjusted outstanding shares of the Common Stock of the Issuer after giving effect to the transactions contemplated by the Stock Purchase Agreement.
The Reporting Person has the sole power to vote and to dispose of all shares of the Common Stock of the Issuer owned by it directly.

Other than the transaction described in Item 3 above, there have been no transactions in the Common Stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

To the best knowledge of the Reporting Person, other than as described in Items 3, 4 and 5 above, there are no contracts, arrangements, understandings of relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2004


______________________________
/s/ ANDREW BARRON WORDEN
Signature


Andrew Worden, Managing Member of the General Partner of
Barron Partners LP